NATURE WOOD GROUP LIMITED

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R

Via Edgar

January 27, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nature Wood Group Limited (the “Company”)

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted January 3, 2023

CIK No. 0001948294

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated January 20, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to DRS F-1 filed January 3, 2023

Report of Independent Registered Accounting Firm , page F-2

1.	Please request that your auditor provide, and amend your filing to include, a properly dated report.

Response: We respectfully advise the Staff that our auditor has revised their report in response to the Staff’s comment.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Hok Pan Se
Nature Wood Group Limited
Director
Encl.